Bennett Jones LLP

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Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

07027894

SUPPL

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.ca
Our File No.: 44609-8

November 8, 2007

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/jdp
Enclosures

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

dlw 11/14

cc: Mark Paslawski
General Counsel
Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. press release dated October 30, 2007

2. press release dated November 6, 2007

Interim Financial Statements and MD&A

3. interim report for the three and nine months ended September 30, 2007, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

4. CEO and CFO certifications of interim filings (on Form 52-109F2) for the interim period ended September 30, 2007



GLOBAL
SERVICE
STRENGTH

CALFRAC WELL SERVICES LTD. › THIRD QUARTER INTERIM REPORT
For the Three and Nine Months Ended September 30, 2007

Q3

HIGHLIGHTS >

		Three Months Ended September 30,			Nine Months Ended September 30,	
	2007	2006	Change	2007	2006	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	**129,585**	115,112	13	**345,870**	308,096	12
Gross margin (1)	**42,851**	36,500	17	**103,168**	100,873	2
Net income	**16,441**	19,418	(15)	**34,915**	55,543	(37)
Per share – basic	**0.45**	0.54	(17)	**0.96**	1.53	(37)
– diluted	**0.45**	0.53	(15)	**0.96**	1.52	(37)
Cash flow from operations (2)	**28,398**	27,560	3	**68,060**	76,425	(11)
Per share – basic	**0.78**	0.76	3	**1.87**	2.11	(11)
– diluted	**0.78**	0.76	3	**1.87**	2.09	(11)
EBITDA (3)	**34,107**	29,614	15	**78,999**	81,111	(3)
Per share – basic	**0.94**	0.82	15	**2.17**	2.23	(3)
– diluted	**0.93**	0.81	15	**2.17**	2.21	(2)
Working capital	**99,696**	31,158	220	**99,696**	31,158	220
Shareholders' equity	**336,858**	287,616	17	**336,858**	287,616	17
Weighted average common shares outstanding (#)						
Basic	**36,396**	36,265	–	**36,364**	36,292	–
Diluted	**36,479**	36,497	–	**36,434**	36,627	(1)
				(#)	(#)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing				**24**	19	26
Coalbed methane				**4**	4	–
Total				**28**	23	22
Coiled tubing units				**17**	14	21
Cementing units				**16**	11	45

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

President's Message

I am pleased to present the highlights for the three and nine-month periods ended September 30, 2007 and provide an outlook for the remainder of year. During the third quarter, our Company:

> **increased activity throughout our Canadian operating districts amid very competitive and uncertain market conditions;**

> **operated our second multi-pumper fracturing spread in Arkansas throughout the entire three-month period;**

> **commenced cementing operations in the Fayetteville shale play out of our Beebe, Arkansas district;**

> **expanded the scale of our coiled tubing and fracturing operations in Russia;**

> **prepared for the start-up of our Mexican fracturing district with operations commencing during the fourth quarter; and**

> **incorporated a subsidiary in Argentina and intends to begin cementing operations in that country during the first quarter of 2008.**

FINANCIAL HIGHLIGHTS >

For the three months ended September 30, 2007, the Company:

> **realized revenue of $129.6 million, an increase of 13% from the comparable period in 2006;**

> **earned net income of $16.4 million or $0.45 per share (basic);**

> **recorded cash flow from operations before changes in non-cash working capital of $28.4 million or $0.78 per share (basic); and**

> **increased average consolidated revenue per fracturing job by 22% to $64,216 versus the same three-month period a year ago.**

For the nine months ended September 30, 2007, Calfrac:

> **realized revenue of $345.9 million;**

> **earned net income of $34.9 million or $0.96 per share (basic);**

> **recorded cash flow from operations before changes in non-cash working capital of $68.1 million or $1.87 per share (basic); and**

> **improved average consolidated revenue per fracturing job by 19% to $65,234 from the same period in 2006.**

OPERATIONAL HIGHLIGHTS >

Canadian Operations

The proactive rationalization measures initiated by the Company during the second quarter of 2007 resulted in lower overhead costs and assisted in preserving Calfrac's Canadian operating margins during the third quarter. Additional fracturing and cementing equipment was reallocated from the Company's Canadian fleet to our operations in Mexico and the United States, respectively, which contributed to improved equipment utilization in Canada. We believe that Calfrac's long-term contractual arrangements and strong customer mix will provide a solid base of activity for our Canadian service lines throughout the remainder of the year and into 2008.

United States Operations

Calfrac's United States operations generated record revenues during the third quarter and continued to be a major contributor to the Company's consolidated financial results. Fracturing activity in Colorado's DJ Basin remained strong as a result of serving an expanded customer base in this region, while activity levels in the Piceance Basin were impacted by gas takeaway issues. As a result, Calfrac's fracturing operations in this region were

slower than anticipated early in the quarter, but improved through late August and September. The financial and operating results from our Arkansas district continued to be robust during the period and were augmented by the deployment of a second multi-pumper fracturing spread in early June as well as the start-up of cementing operations in July.

Russian Operations

Calfrac continues to strategically diversify its Russian operations through an expanding customer base and organic growth. During the quarter, an additional deep coiled tubing unit and multi-pumper fracturing spread were deployed into the Russian well services market, building on the service line diversification throughout the Company's three operating districts in Western Siberia. As a result, Calfrac presently operates three conventional fracturing spreads and five coiled tubing units in Western Siberia, which are supported by annual contracts with two of Russia's largest oil and gas companies. We believe that these operations have achieved a sufficient critical mass to continue to positively contribute to the Company's overall financial and operating performance throughout the remainder of 2007 and into the future.

OUTLOOK >

The Company believes that the uncertainty surrounding the impact of Alberta's new royalty regime, combined with the current low natural gas price environment and the stronger Canadian dollar, will continue to negatively impact drilling levels in the Western Canadian Sedimentary Basin throughout the remainder of the year and, potentially, into 2008. Consequently, we believe that the pressure pumping market in Western Canada will remain highly competitive for the foreseeable future. Some of the decline in Canadian drilling activity levels will be mitigated by Calfrac's long-term contracts with major customers involved in the coalbed methane, shallow and deep gas markets as well as our overall customer mix. The Company is committed to further expanding its customer base in the deeper basins of northern Alberta and northeastern British Columbia and, where necessary, streamlining its operations in response to lower activity levels.

In each of our United States operating districts, we believe that activity will continue to be strong throughout the remainder of 2007 and into 2008, but anticipate that competitive pricing pressures may begin to impact these operations. The Company currently operates six conventional fracturing spreads throughout its U.S. operating districts as well as two cementing units in Arkansas. We expect that these operations will continue to be a significant driver of the Company's overall financial performance.

Throughout 2007, Calfrac has continued to organically grow the scale of its operations in Western Siberia, and as a result, currently operates three fracturing spreads and five deep coiled tubing units in this international pressure pumping market. We are currently involved in several bid tenders for annual contractual commitments related to the provision of fracturing and coiled tubing services in 2008. These contracts are expected to be awarded by the end of this year and we anticipate keeping our equipment highly utilized throughout the coming year. We believe that this larger scale of operations, supported by our annual contractual commitments with two of Russia's major oil and gas producers, provides the foundation for strong future financial and operating performance.

In mid-July, we announced our intention to enter Mexico's pressure pumping services market pursuant to the terms of a three-year contract awarded by the country's state oil company, Pemex. In October, Calfrac opened a new district office in Reynosa to support hydraulic fracturing operations

in the Burgos field of northern Mexico. The equipment for this new international operation was primarily redeployed from our existing North American fleet, thereby increasing the overall utilization of our fleet of equipment. The entry into the Mexican well services market represents a continuation of Calfrac's strategy to diversify geographically into new markets that are not as dependent on natural gas drilling as the Canadian and United States markets.

In late October, Calfrac incorporated a subsidiary in Argentina and intends to commence cementing operations in that country during the first quarter of 2008. Calfrac has partnered with an experienced local management team to assist with our expansion into this fifth geographic market. Certain of Calfrac's Canadian cementing assets will be mobilized to Argentina with the remainder of the required equipment to be constructed locally.

The Company's 2007 capital program was focused on enhancing the pumping capacity of the Company's fracturing equipment fleet and, by the end of the third quarter, was primarily complete. This new equipment was deployed into our growing markets within the United States, Russia and Mexico as well as the deeper basin markets in Canada. As at September 30, 2007, we had the capacity to operate 28 fracturing spreads, 17 coiled tubing units and 16 cementing units in our four geographic markets.

At the end of the third quarter, the Company's balance sheet remained very strong with cash of $33.3 million, working capital of $99.7 million and undrawn credit facilities of $90.0 million. Consequently, Calfrac has the financial strength and flexibility to sustain an extended downturn in Canadian activity and pursue future growth either organically or through prudent acquisitions.

Despite the current uncertain market conditions in Western Canada, we are excited about the future prospects for Calfrac and I look forward to reporting our progress at year-end.

On behalf of the Board of Directors,

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

November 5, 2007

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of November 5, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and nine months ended September 30, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

THIRD QUARTER 2007 PERFORMANCE SUMMARY >

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States, Russia and Mexico, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite the year-over-year decline in overall Canadian drilling activity, for the three months ended September 30, 2007, Calfrac:

- **increased revenue by 13% to $129.6 million compared to $115.1 million in the third quarter of 2006;**
- **earned net income of $16.4 million or $0.45 per share (basic) compared to net income of $19.4 million or $0.54 per share (basic) recorded in the same three-month period of 2006;**
- **realized cash flow from operations before changes in non-cash working capital of $28.4 million or $0.78 per share (basic) compared to $27.6 million or $0.76 per share (basic) in the same quarter a year ago; and**
- **maintained a strong balance sheet with working capital of $99.7 million and long-term debt of $129.7 million.**

REVENUE >

Canadian Operations

Revenue from Canadian operations for the third quarter of 2007 decreased 19% to $70.1 million compared to $86.5 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended September 30, 2007 totaled $60.1 million compared to $73.9 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by a decline in drilling activity related to lower natural gas commodity prices and a stronger Canadian dollar, which resulted in competitive pricing pressures throughout the well services markets of the Western Canadian Sedimentary Basin ("WCSB"). During the third quarter of 2007, Calfrac completed 1,253 Canadian fracturing jobs for average revenue of $47,957 per job compared to 1,530 jobs for $48,307 per job in the corresponding period of 2006. The slight year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB, mainly in the coalbed methane ("CBM") markets of central Alberta, offset partially by the completion of a greater percentage of fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended September 30, 2007, revenue from coiled tubing operations was $5.6 million compared to $6.0 million for the same period of 2006. The total number of jobs completed in the 2007 three-month period was 1,020 for average revenue of $5,518 per job compared to 1,781 jobs for $3,367 per job in 2006. The higher average revenue per job in the third quarter of 2007 was primarily due to higher activity levels in the deeper basin markets of northern Alberta and northeastern British Columbia.

Revenue from the Company's cementing operations totaled $4.3 million for the three months ended September 30, 2007 compared to $6.6 million recorded in the third quarter of 2006. The total number of jobs completed in the third quarter of 2007 was 501 for average revenue of $8,659 per job compared to 558 jobs for $11,739 per job in the same period of 2006. Revenue and revenue per job decreased in the 2007 three-month period primarily as a result of a larger proportion of cement jobs being completed in the shallower basins of southern and central Alberta compared to the same quarter last year.

United States Operations

Revenue from Calfrac's United States operations in the third quarter of 2007 doubled to $42.8 million compared to $21.4 million recorded in the same period of 2006. This increase in revenue was primarily due to the commencement of fracturing operations in Arkansas during the first quarter of 2007 as well as strong activity in the DJ Basin being slightly offset by lower activity in the Piceance Basin and a stronger Canadian dollar. If the U.S./Canadian exchange rate for the quarter ended September 30, 2007 would have remained consistent with the same period in 2006, the reported revenue for the Company's operations in the United States would have increased by approximately $3.0 million. For the three months ended September 30, 2007, the Company completed 419 fracturing jobs in the United States for average revenue of $101,463 per job compared to 316 jobs for $67,532 per job in the same period of 2006. The increase in the reported revenue per job during the third quarter of 2007 was primarily related to the entry into the Fayetteville shale fracturing market during 2007 partially offset by a weaker U.S. dollar.

Russian Operations

In July 2007, Calfrac deployed an additional multi-pumper fracturing spread and coiled tubing unit into Russia and was operating a combined fleet of three multi-pumper fracturing spreads and five coiled tubing units by the end of the third quarter. For the three months ended September 30, 2007, the Company's revenue from Russian operations totaled $16.8 million, an increase of $9.5 million from the third quarter of 2006. This 130% increase was primarily due to a larger equipment fleet and higher levels of fracturing and coiled tubing activity throughout the Company's Western Siberian operations.

GROSS MARGIN >

Consolidated gross margin for the third quarter of 2007 was $42.9 million, a 17% increase from $36.5 million recorded in the same period of 2006. As a percentage of revenue, consolidated gross margin was 33% for the three months ended September 30, 2007 compared to 32% in the corresponding period of 2006. The increase in consolidated gross margin and gross margin percentage was primarily a result of a significant improvement in the financial performance of the Company's United States and Russian operations offset by the impact of lower activity and industry pricing pressures in Western Canada as well as the appreciation of the Canadian dollar.

EXPENSES >

Operating Expenses

Operating expenses for the third quarter of 2007 totaled $86.7 million compared to $78.6 million in the corresponding three-month period of 2006. The 10% year-over-year increase was due primarily to the expanded scale of operations within North America and Russia as well as higher district expenses incurred during the quarter related to Calfrac's newest operating regions in Beebe, Arkansas and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the three months ended September 30, 2007, SG&A expenses totaled $8.8 million compared to $7.4 million in the same three-month period of 2006. This increase in SG&A expenses was primarily a result of the Company's larger operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the three months ended September 30, 2007 versus 6% for the comparable quarter of the previous year.

Interest and Depreciation Expenses

The Company recorded net interest expense of $2.7 million for the quarter ended September 30, 2007 compared to $0.8 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of senior unsecured notes in February 2007 for an aggregate amount of US$135.0 million offset slightly by interest earned on the Company's surplus cash. Depreciation expense during the second quarter of 2007 increased 44% to $9.9 million from $6.9 million recorded in the comparable period of 2006 primarily due to a larger equipment fleet operating across the Company's North American and international operations.

INCOME TAX >

Income tax expense for the three months ended September 30, 2007 totaled $5.0 million compared to $2.5 million recorded in the comparable quarter of 2006. Current tax expense for the three-month period ended September 30, 2007 was $3.7 million compared to $1.9 million in 2006. Future income tax expense for the quarter ended September 30, 2007 was $1.3 million, an increase of $0.7 million from the same period a year ago. The increase in total income tax expense was primarily related to significantly higher profitability in the United States and Russia offset partially by lower taxable earnings in Canada during the quarter. The higher effective tax rate for the third quarter of 2007 was primarily due to a greater proportion of the Company's profitability being generated from the United States and Russia, which are taxed at full statutory rates compared to Canada that is currently taxed at a significantly lower rate as a result of tax attributes from the amalgamation with Denison Energy Inc.

NET INCOME >

For the quarter ended September 30, 2007, the Company earned net income of $16.4 million or $0.45 per share (basic) compared to $19.4 million or $0.54 per share (basic) during the third quarter of 2006. The decline in net income was primarily a result of lower activity levels in Canada due to concerns over natural gas prices, competitive pricing pressures in the Canadian well services market, higher interest, depreciation and income tax expenses offset partially by improved financial results of the Company's United States and Russian operations.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the three months ended September 30, 2007 increased to $28.4 million or $0.78 per share (basic) from $27.6 million or $0.76 per share (basic) recorded in the comparable quarter of 2006. For the three months ended September 30, 2007, cash flow from operations was used primarily to finance the Company's operations and capital expenditures.

SUMMARY OF QUARTERLY RESULTS >

Three Months Ended	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	Mar.31, 2007	Jun.30, 2007	Sep.30, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Financial								
Revenue	111,634	126,010	66,973	115,112	118,322	128,507	87,778	**129,585**
Gross margin (1)	43,336	49,927	14,446	36,500	34,488	38,222	22,095	**42,851**
Net income (loss)	27,372	34,556	1,569	19,418	16,907	18,777	(303)	**16,441**
Per share – basic	0.75	0.95	0.04	0.54	0.47	0.52	(0.01)	**0.45**
– diluted	0.75	0.94	0.04	0.53	0.46	0.52	(0.01)	**0.45**
Cash flow from operations (2)	33,794	41,656	7,208	27,560	25,507	28,827	10,835	**28,398**
Per share – basic	0.93	1.15	0.20	0.76	0.70	0.79	0.30	**0.78**
– diluted	0.92	1.13	0.20	0.76	0.70	0.79	0.30	**0.78**
EBITDA (3)	34,131	42,736	8,761	29,614	28,421	30,324	14,569	**34,107**
Per share – basic	0.94	1.18	0.24	0.82	0.78	0.84	0.40	**0.94**
– diluted	0.93	1.16	0.24	0.81	0.78	0.83	0.40	**0.93**
Capital expenditures	20,612	50,631	36,501	23,931	44,415	48,521	19,972	**11,345**
Working capital	39,396	37,071	28,741	31,158	31,225	105,549	86,971	**99,696**
Shareholders' equity	234,021	271,084	267,559	287,616	303,510	326,184	321,218	**336,858**
	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)
Operating								
Fracturing spreads								
Conventional	17	18	19	19	21	23	23	**24**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	21	22	23	23	25	27	27	**28**
Coiled tubing units	11	12	14	14	14	14	15	**17**
Cementing units	9	9	11	11	13	15	15	**16**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

NINE MONTHS 2007 PERFORMANCE SUMMARY >

Calfrac achieved the following financial results during the nine months ended September 30, 2007:

> **increased revenue by 12% to $345.9 million compared to $308.1 million in the first nine months of 2006;**

> **earned net income of $34.9 million or $0.96 per share (basic) compared to $55.5 million or $1.53 per share (basic) recorded in the same period a year ago; and**

> **realized cash flow from operations before changes in non-cash working capital of $68.1 million or $1.87 per share (basic) compared to $76.4 million or $2.11 per share (basic) in the same nine-month period of 2006.**

REVENUE >

Canadian Operations

For the first nine months of 2007, revenue from Canadian operations decreased 22% to $186.0 million compared to $238.2 million during the same period of 2006. Canadian fracturing revenue totaled $161.9 million compared to $209.4 million recorded in the first nine months of 2006. Revenue was negatively impacted by lower activity levels as a result of concerns related to the price of natural gas as well as increased price competition and an extended spring breakup in Western Canada. During the first nine months of 2007, Calfrac completed 3,194 Canadian fracturing jobs for average revenue of $50,678 per job compared to 3,994 jobs for $52,422 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in Western Canada and a significant increase in the number of shallow gas jobs completed thus far in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the nine months ended September 30, 2007, revenue from coiled tubing operations was $11.6 million compared to $13.0 million for the same period of 2006. The total number of jobs completed in the first nine months of 2007 was 2,936 for average revenue of $3,951 per job compared to 3,953 jobs for $3,300 per job in 2006. The slightly higher average revenue per job in the first nine months of 2007 was primarily due to less coiled tubing activity in the shallower basins of southern Alberta.

The Company's revenue from cementing operations totaled $12.5 million for the first nine months of 2007 compared to $15.8 million recorded in the same period of 2006. The 21% decrease in revenue can be primarily attributed to lower overall activity levels in the WCSB. The total number of jobs completed in the first nine months of 2007 was 1,113 for average revenue of $11,257 per job compared to 1,494 jobs for $10,549 per job a year ago. The higher revenue per job in the 2007 nine-month period was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first nine months of 2007 almost doubled to $113.7 million compared to $57.2 million recorded in the same period of 2006. This increase was primarily due to the start-up of the Company's new Arkansas district and strong activity in its Colorado operating districts compared to the same period of the prior year. For the nine months ended September 30, 2007, the Company completed 1,267 fracturing jobs in the United States for average revenue of $89,530 per job compared to 899 jobs for $63,446 per job in the same period a year ago. The increase in the reported revenue per job for the first nine months of 2007 was primarily related to the commencement of operations in Arkansas during March 2007 offset slightly by a depreciating U.S. dollar.

Russian Operations

During the nine months ended September 30, 2007, Calfrac's year-over-year revenue from Russian operations increased $33.5 million to $46.2 million due to a larger equipment fleet and broader scale of operations. The Company considers its Russian operations to have reached a critical mass with the deployment of a third multi-pumper fracturing spread and fifth coiled tubing unit in July 2007. Calfrac expects that the financial results of its Russian operations will continue to positively impact the Company's consolidated financial performance in future periods.

GROSS MARGIN >

Consolidated gross margin for the first nine months of 2007 increased 2% to $103.2 million from $100.9 million in the corresponding period of 2006. The higher consolidated gross margin in the first nine months of 2007 was primarily due to improved financial results from the Company's United States and Russian operations offset by the impact of lower levels of field activity in the WCSB, competitive pricing pressures in Canada, higher operating expenses and a stronger Canadian dollar. As a percentage of revenue, consolidated gross margin was 30% for the nine months ended September 30, 2007 compared to 33% in the corresponding period of 2006. The lower consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in Western Canada, a higher proportion of total revenue being earned from comparatively lower margin regions of Western Siberia and the appreciation of the Canadian dollar.

EXPENSES >

Operating Expenses

For the nine months ended September 30, 2007, operating expenses totaled $242.7 million versus $207.2 million in the comparable period of 2006. The 17% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first nine months of 2007, SG&A expenses totaled $22.9 million compared to $20.4 million in the same period of 2006. These higher expenses are primarily a result of Calfrac's growth in operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the nine months ended September 30, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded net interest expense of $7.2 million for the nine months ended September 30, 2007 compared to $1.6 million in the same period of 2006. The higher interest expense was primarily a result of the closing in February 2007 of a private placement of US$135.0 million of senior unsecured notes and increased debt levels incurred to finance the Company's capital programs offset slightly by interest earned on the Company's cash balances. Depreciation expense during the first nine months of 2007 increased 47% to $26.6 million from $18.1 million recorded in the corresponding period of 2006 primarily due to a larger equipment fleet operating across Calfrac's North American and international operations. Subsequent to September 30, 2006, the Company has deployed five new fracturing spreads, three additional coiled tubing units and five cementing units as well as other support equipment into its four operating regions.

INCOME TAX >

Income tax expense for the first nine months of 2007 totaled $10.3 million compared to $5.9 million recorded in the same period of the prior year. Current tax expense for the nine months ended September 30, 2007 was $6.1 million, an increase of $1.5 million from the comparable nine-month period in 2006. Future tax expense for the 2007 nine-month period was $4.2 million versus $1.2 million a year ago. The increase in income tax expense was primarily related to higher profitability in the United States and Russia.

NET INCOME >

For the nine months ended September 30, 2007, net income was $34.9 million or $0.96 per share (basic) compared to $55.5 million or $1.53 per share (basic) in 2006. The decline in net income was primarily a result of lower activity levels and competitive pricing pressures in Canada, especially in the CBM markets of central Alberta, a $1.3 million foreign exchange loss related to the translation of the Company's net investment in Russia as well as higher depreciation, interest and income tax expenses.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the nine months ended September 30, 2007 decreased to $68.1 million or $1.87 per share (basic) from $76.4 million or $2.11 per share (basic) recorded in the same period of 2006.

LIQUIDITY AND CAPITAL RESOURCES >

Operating Activities

As at September 30, 2007, Calfrac had positive working capital of $99.7 million, long-term debt totaled $129.7 million and undrawn credit facilities were $90.0 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of senior unsecured notes in February 2007. As at the date of this report, the Company had 36,564,112 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the three and nine months ended September 30, 2007 totaled $11.3 million and $79.8 million, respectively, and were primarily focused on increasing the Company's fracturing pumping capabilities of its four geographic markets: Canada, the United States, Mexico and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread to each of the Canadian and Russian well services markets) during 2007, a deep coiled tubing unit deployed to Western Siberia and three cementing units that were deployed to the deep basin markets of Western Canada and Arkansas.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING >

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES >

Changes in Accounting Policies

COMPREHENSIVE INCOME

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments - Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated into Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses in translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

RISK FACTORS >

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. A more comprehensive listing of business risks pertaining to the Company's operations is contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

OUTLOOK >

As a consequence of lower natural gas prices, a stronger Canadian dollar and a revised royalty regime in the Province of Alberta, drilling activity in Western Canada is not expected to return to significantly higher levels in the near-term. The Petroleum Services Association of Canada forecasts that the number of wells drilled in 2008 will decline 17% from 2007 to approximately 14,500 wells. The Company will continue to rely on its strong customer base and contractual arrangements to support its Canadian pressure pumping operations. The diversification strategy undertaken over the last several years within Canada, both geographically and by service line, has and should continue to mitigate the risk of lower levels of activity in any one market of the WCSB. Calfrac will continue to focus on prudently managing operating costs and, where necessary, will further streamline its operations to improve its future financial performance.

The Company anticipates that demand will continue to be strong for its U.S. operations over the remainder of the year. Activity has been particularly strong in its newest district in Beebe, Arkansas and Calfrac has recently deployed a second fracturing crew into this area. Cementing operations were also added to this market during the third quarter to further diversify Calfrac's operations in the region. The Company's operations in Colorado have been impacted by gas production deliverability issues in this region, which are expected to be resolved in the near future, and as a result, area activity is anticipated to improve accordingly. The Company believes that its U.S. operations will be a significant component of its overall financial results for 2007 and beyond.

Calfrac believes that its Russian operations have achieved a critical mass with a current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units. The Company is actively involved in the tender process for 2008 contracts with the contracts likely to be awarded by the end of this year. Calfrac expects that the financial results from this geographic segment will continue to provide a meaningful contribution to the financial results of the Company going forward.

Calfrac recently announced its intention to enter the Mexican well services market during the fourth quarter of 2007. A long-term contract was awarded by Pemex for the provision of fracturing operations in the Burgos field of northern Mexico. This is a strategic move for the Company as this new geographic segment will further diversify its operations from the pressure pumping markets of Canada, the United States and Russia as well as offer significant opportunities for future expansion.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

THIRD QUARTER CONFERENCE CALL >

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 third quarter results at 9:00 a.m. (Calgary time) on Tuesday, November 6, 2007. The conference call dial-in number is 1-866-249-2165 or 416-644-3416. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21249992#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

ADDITIONAL INFORMATION >

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States, Mexico and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

D.R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

TOM J. MEDVEDIC
Senior Vice-President, Finance &
Chief Financial Officer

November 5, 2007
Calgary, Alberta

Consolidated Balance Sheets

As at	September 30, 2007	December 31, 2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	**33,288**	5,580
Accounts receivable	**95,258**	84,481
Inventory	**24,563**	13,387
Prepaid expenses and deposits	**7,264**	7,463
	160,373	110,911
Capital assets	**362,987**	327,832
Long-term investment	**996**	396
Goodwill	**6,003**	6,003
Future income taxes	**3,830**	9,048
	534,189	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**57,814**	77,344
Income taxes payable	**2,863**	2,342
	60,677	79,686
Long-term debt (note 4)	**129,716**	60,000
Other long-term liabilities	**1,933**	4,743
Deferred credit	**5,005**	6,251
	197,331	150,680
Shareholders' equity		
Capital stock (note 5)	**143,062**	139,841
Shares held in trust (note 6)	**(2,030)**	(3,869)
Contributed surplus (note 7)	**5,641**	4,393
Retained earnings	**196,241**	163,145
Accumulated other comprehensive income (loss) (note 3)	**(6,056)**	-
	336,858	303,510
	534,189	454,190

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended September 30, 2007	2006	Nine Months Ended September 30, 2007	2006
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	**129,585**	115,112	**345,870**	308,096
Expenses				
Operating	**86,734**	78,612	**242,702**	207,223
Selling, general and administrative	**8,827**	7,395	**22,945**	20,421
Depreciation	**9,938**	6,897	**26,581**	18,078
Interest, net	**2,726**	831	**7,155**	1,639
Equity share of income from long-term investments	**–**	(2)	**(600)**	(72)
Foreign exchange losses (gains)	**(83)**	(602)	**1,286**	(679)
Loss on disposal of capital assets	**–**	95	**538**	92
	108,142	93,226	**300,607**	246,702
Income before income taxes	**21,443**	21,886	**45,263**	61,394
Income tax expense				
Current	**3,742**	1,876	**6,106**	4,634
Future	**1,260**	592	**4,242**	1,217
	5,002	2,468	**10,348**	5,851
Net income for the period	**16,441**	19,418	**34,915**	55,543
Retained earnings, beginning of period	**179,800**	128,634	**163,145**	94,322
Dividends	**–**	–	**(1,819)**	(1,813)
Retained earnings, end of period	**196,241**	148,052	**196,241**	148,052
Earnings per share				
Basic	**0.45**	0.54	**0.96**	1.53
Diluted	**0.45**	0.53	**0.96**	1.52

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

	Three Months Ended September 30, 2007	2006	Nine Months Ended September 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Net income for the period	**16,441**	19,418	**34,915**	55,543
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**(2,696)**	–	**(6,056)**	–
Comprehensive income	**13,745**	19,418	**28,859**	55,543
Accumulated other comprehensive income (loss), beginning of period	**(3,360)**	–	**–**	–
Other comprehensive income (loss) for the period	**(2,696)**	–	**(6,056)**	–
Accumulated other comprehensive income (loss), end of period	**(6,056)**	–	**(6,056)**	–

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended September 30, 2007	2006	Nine Months Ended September 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	**16,441**	19,418	**34,915**	55,543
Items not involving cash				
Depreciation	**9,938**	6,897	**26,581**	18,078
Amortization of debt issue costs	**165**	–	**430**	–
Stock-based compensation	**594**	560	**1,954**	1,567
Equity share of income from long-term investments	**–**	(2)	**(600)**	(72)
Loss on disposal of capital assets	**–**	95	**538**	92
Future income taxes	**1,260**	592	**4,242**	1,217
Funds provided by operations	**28,398**	27,560	**68,060**	76,425
Net change in non-cash operating assets and liabilities	**(23,786)**	(3,039)	**(24,548)**	8,843
	4,612	24,521	**43,512**	85,268
Financing activities				
Issue of long-term debt	**–**	–	**199,790**	45,000
Long-term debt repayments	**–**	(2,824)	**(107,546)**	(5,290)
Net proceeds on issue of common shares	**1,301**	79	**2,515**	782
Dividends	**–**	–	**(1,819)**	(1,813)
Purchase of common shares	**–**	–	**(2,037)**	(3,869)
	1,301	(2,745)	**90,903**	34,810
Investing activities				
Purchase of capital assets	**(11,345)**	(23,931)	**(79,838)**	(111,063)
Proceeds on disposal of capital assets	**–**	–	**416**	4,159
Net change in non-cash working capital from purchase of capital assets	**(393)**	(5,115)	**(15,149)**	2,766
	(11,738)	(29,046)	**(94,571)**	(104,138)
Effect of exchange rate changes on cash and cash equivalents	**(5,227)**	–	**(12,136)**	–
Increase (decrease) in cash position	**(11,052)**	(7,270)	**27,708**	15,940
Cash and cash equivalents (bank indebtedness), beginning of period	**44,340**	12,397	**5,580**	(10,813)
Cash and cash equivalents, end of period	**33,288**	5,127	**33,288**	5,127

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2007

(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. LONG-TERM DEBT

On February 13, 2007, the Company completed a private placement of senior unsecured notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(#)	($000s)
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	**159,934**	**3,221**
Balance, September 30, 2007	**36,548,342**	**143,062**

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At September 30, 2007, the Trust held 83,029 shares, which were purchased on the open market at a cost of $2,030 (September 30, 2006 – 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2007	4,393
Stock options expensed	**1,954**
Stock options exercised	**(706)**
Balance, September 30, 2007	**5,641**

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(#)	($)
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	**30,000**	**20.20**
Exercised for common shares	**(159,934)**	**15.73**
Forfeited	**(78,868)**	**26.28**
Balance, September 30, 2007	**1,296,994**	**22.69**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2007, the Company purchased $27,454 (2006 – $17,153) of products and services from a company in which it holds a 30% equity interest. At September 30, 2007, accounts payable included $5,810 of indebtedness to this related party (September 30, 2006 – $4,951).

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12.4 million was due to the employees. The Company appealed this decision to the Athens Court of Appeals, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. In addition, this court ruled that the plaintiffs' case as it related to damages was vague and unassessable. The said group of employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and has sent the matter back to the Athens Court of Appeal for the consideration of damages. The plaintiffs will be required to provide evidence to substantiate their claim for damages and the defendants will be given an opportunity to refute such evidence and lead additional evidence in support of their case. The Company expects that a date for the Athens Court of Appeal to rehear this case will be set sometime in 2008. Legal counsel to the defendants intends to vigorously defend the plaintiff's claims before the Athens Court of Appeal, as well as at any other level of court or in any such other jurisdiction where such a defence is warranted.

Several other smaller groups of employees have filed similar lawsuits in various Courts in Greece. One of these lawsuits will be heard by the Supreme Court of Greece on November 6, 2007, and the remaining actions had been postponed indefinitely pending the outcome of the May 29, 2007 appeal to the Supreme Court of Greece. Another employment related lawsuit was heard on January 18, 2007 by the Athens Court of First Instance and the decision is still pending.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time.

Legal Claim – ChemErgy

On July 19, 2007, Calfrac was served with a statement of claim by its chemical supplier, ChemErgy, and three of its shareholders. The statement of claim alleges that Calfrac has taken unfair and oppressive actions with respect to the interests of the plaintiffs and seeks to restrain Calfrac from taking certain actions.

On October 6, 2007, Calfrac's legal counsel and counsel to the plaintiffs, on behalf of their respective clients, agreed upon the material terms of settlement of the lawsuit, including the acquisition by Calfrac of the remaining 70% of ChemErgy that it does not presently own. Counsel to Calfrac and the plaintiffs are in the process of drafting the formal settlement agreement in respect of the settlement.

11. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended September 30, 2007					
Revenue	**70,058**	**16,764**	**42,763**	**–**	**129,585**
Operating income [1]	**14,263**	**4,189**	**15,572**	**–**	**34,024**
Segmented assets [2]	**405,026**	**109,449**	**173,511**	**(153,797)**	**534,189**
Capital expenditures	**2,536**	**3,336**	**5,473**	**–**	**11,345**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended September 30, 2006					
Revenue	86,457	7,294	21,361	–	115,112
Operating income (loss) [1]	22,021	(148)	7,232	–	29,105
Segmented assets [2]	403,972	53,902	26,061	(70,653)	413,282
Capital expenditures	21,539	2,288	104	–	23,931
Goodwill	6,003	–	–	–	6,003
Nine Months Ended September 30, 2007					
Revenue	**185,996**	**46,189**	**113,685**	**–**	**345,870**
Operating income [1]	**33,158**	**9,869**	**37,196**	**–**	**80,223**
Segmented assets [2]	**405,026**	**109,449**	**173,511**	**(153,797)**	**534,189**
Capital expenditures	**23,327**	**28,765**	**27,746**	**–**	**79,838**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Nine Months Ended September 30, 2006					
Revenue	238,181	12,677	57,238	–	308,096
Operating income (loss) [1]	64,288	(3,061)	19,225	–	80,452
Segmented assets [2]	403,972	53,902	26,061	(70,653)	413,282
Capital expenditures	81,089	27,993	1,981	–	111,063
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.
2. Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $54.4 million at September 30, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
(000s)	($)	($)	($)	($)
Fracturing	**113,469**	98,343	**305,427**	270,564
Coiled tubing	**11,528**	10,219	**27,664**	21,771
Cementing	**4,588**	6,550	**12,779**	15,761
	129,585	115,112	**345,870**	308,096

Corporate Information

DIRECTORS >

Ronald P. Mathison – Chairman (1)(2)

James S. Blair (3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R.T. (Tim) Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance and Nominating Committee

OFFICERS >

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

Donald R. Battenfelder
President, Canadian Operating Division

John L. Grisdale
President, United States Operating Division

Robert L. Sutherland
President, Russian Operating Division

Tom J. Medvedic
Senior Vice-President, Finance &
Chief Financial Officer

Dwight M. Bobier
Senior Vice-President, Technical Services

Stephen T. Dadge
Senior Vice-President, Corporate Services

L. Lee Burleson
Vice-President, Sales & Marketing, United States

F. Bruce Payne
Vice-President, Operations, United States

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE >

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES >

Alberta, Canada
Calgary – Head Office
Edson
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Mexico
Reynosa

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk
Purpe

AUDITOR >

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS >

HSBC Bank Canada
Toronto-Dominion Bank
Calgary, Alberta

LEGAL COUNSEL >

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT >

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING >

Toronto Stock Exchange
Trading Symbol: CFW

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of November 5, 2007 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the three and nine months ended September 30, 2007 and 2006 and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for those periods as well as the audited financial statements and MD&A for the year ended December 31, 2006. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A.

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

THIRD QUARTER 2007 PERFORMANCE SUMMARY >

Calfrac Well Services Ltd. is an independent provider of specialized oilfield services in Canada, the United States, Russia and Mexico, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established, and continues to maintain, a leadership position by providing high quality, responsive service through an expanding geographic network, increased operating fleet and growing customer base. Despite the year-over-year decline in overall Canadian drilling activity, for the three months ended September 30, 2007, Calfrac:

> **increased revenue by 13% to $129.6 million compared to $115.1 million in the third quarter of 2006;**

> **earned net income of $16.4 million or $0.45 per share (basic) compared to net income of $19.4 million or $0.54 per share (basic) recorded in the same three-month period of 2006;**

> **realized cash flow from operations before changes in non-cash working capital of $28.4 million or $0.78 per share (basic) compared to $27.6 million or $0.76 per share (basic) in the same quarter a year ago; and**

> **maintained a strong balance sheet with working capital of $99.7 million and long-term debt of $129.7 million.**

REVENUE >

Canadian Operations

Revenue from Canadian operations for the third quarter of 2007 decreased 19% to $70.1 million compared to $86.5 million during the same quarter of 2006. Canadian fracturing revenue for the three months ended September 30, 2007 totaled $60.1 million compared to $73.9 million recorded in the same three-month period of the prior year. Revenue was negatively impacted by a decline in drilling activity related to lower natural gas commodity prices and a stronger Canadian dollar, which resulted in competitive pricing pressures throughout the well services markets of the Western Canadian Sedimentary Basin ("WCSB"). During the third quarter of 2007, Calfrac completed 1,253 Canadian fracturing jobs for average revenue of $47,957 per job compared to 1,530 jobs for $48,307 per job in the corresponding period of 2006. The slight year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in the WCSB, mainly in the coalbed methane ("CBM") markets of central Alberta, offset partially by the completion of a greater percentage of fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the quarter ended September 30, 2007, revenue from coiled tubing operations was $5.6 million compared to $6.0 million for the same period of 2006. The total number of jobs completed in the 2007 three-month period was 1,020 for average revenue of $5,518 per job compared to 1,781 jobs for $3,367 per job in 2006. The higher average revenue per job in the third quarter of 2007 was primarily due to higher activity levels in the deeper basin markets of northern Alberta and northeastern British Columbia.

Revenue from the Company's cementing operations totaled $4.3 million for the three months ended September 30, 2007 compared to $6.6 million recorded in the third quarter of 2006. The total number of jobs completed in the third quarter of 2007 was 501 for average revenue of $8,659 per job compared to 558 jobs for $11,739 per job in the same period of 2006. Revenue and revenue per job decreased in the 2007 three-month period primarily as a result of a larger proportion of cement jobs being completed in the shallower basins of southern and central Alberta compared to the same quarter last year.

United States Operations

Revenue from Calfrac's United States operations in the third quarter of 2007 doubled to $42.8 million compared to $21.4 million recorded in the same period of 2006. This increase in revenue was primarily due to the commencement of fracturing operations in Arkansas during the first quarter of 2007 as well as strong activity in the DJ Basin being slightly offset by lower activity in the Piceance Basin and a stronger Canadian dollar. If the U.S./Canadian exchange rate for the quarter ended September 30, 2007 would have remained consistent with the same period in 2006, the reported revenue for the Company's operations in the United States would have increased by approximately $3.0 million. For the three months ended September 30, 2007, the Company completed 419 fracturing jobs in the United States for average revenue of $101,463 per job compared to 316 jobs for $67,532 per job in the same period of 2006. The increase in the reported revenue per job during the third quarter of 2007 was primarily related to the entry into the Fayetteville shale fracturing market during 2007 partially offset by a weaker U.S. dollar.

Russian Operations

In July 2007, Calfrac deployed an additional multi-pumper fracturing spread and coiled tubing unit into Russia and was operating a combined fleet of three multi-pumper fracturing spreads and five coiled tubing units by the end of the third quarter. For the three months ended September 30, 2007, the Company's revenue from Russian operations totaled $16.8 million, an increase of $9.5 million from the third quarter of 2006. This 130% increase was primarily due to a larger equipment fleet and higher levels of fracturing and coiled tubing activity throughout the Company's Western Siberian operations.

GROSS MARGIN >

Consolidated gross margin for the third quarter of 2007 was $42.9 million, a 17% increase from $36.5 million recorded in the same period of 2006. As a percentage of revenue, consolidated gross margin was 33% for the three months ended September 30, 2007 compared to 32% in the corresponding period of 2006. The increase in consolidated gross margin and gross margin percentage was primarily a result of a significant improvement in the financial performance of the Company's United States and Russian operations offset by the impact of lower activity and industry pricing pressures in Western Canada as well as the appreciation of the Canadian dollar.

EXPENSES >

Operating Expenses

Operating expenses for the third quarter of 2007 totaled $86.7 million compared to $78.6 million in the corresponding three-month period of 2006. The 10% year-over-year increase was due primarily to the expanded scale of operations within North America and Russia as well as higher district expenses incurred during the quarter related to Calfrac's newest operating regions in Beebe, Arkansas and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the three months ended September 30, 2007, SG&A expenses totaled $8.8 million compared to $7.4 million in the same three-month period of 2006. This increase in SG&A expenses was primarily a result of the Company's larger operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the three months ended September 30, 2007 versus 6% for the comparable quarter of the previous year.

Interest and Depreciation Expenses

The Company recorded net interest expense of $2.7 million for the quarter ended September 30, 2007 compared to $0.8 million in the corresponding period of 2006. The higher interest expense was primarily a result of the closing of a private placement of senior unsecured notes in February 2007 for an aggregate amount of US$135.0 million offset slightly by interest earned on the Company's surplus cash. Depreciation expense during the second quarter of 2007 increased 44% to $9.9 million from $6.9 million recorded in the comparable period of 2006 primarily due to a larger equipment fleet operating across the Company's North American and international operations.

INCOME TAX >

Income tax expense for the three months ended September 30, 2007 totaled $5.0 million compared to $2.5 million recorded in the comparable quarter of 2006. Current tax expense for the three-month period ended September 30, 2007 was $3.7 million compared to $1.9 million in 2006. Future income tax expense for the quarter ended September 30, 2007 was $1.3 million, an increase of $0.7 million from the same period a year ago. The increase in total income tax expense was primarily related to significantly higher profitability in the United States and Russia offset partially by lower taxable earnings in Canada during the quarter. The higher effective tax rate for the third quarter of 2007 was primarily due to a greater proportion of the Company's profitability being generated from the United States and Russia, which are taxed at full statutory rates compared to Canada that is currently taxed at a significantly lower rate as a result of tax attributes from the amalgamation with Denison Energy Inc.

NET INCOME >

For the quarter ended September 30, 2007, the Company earned net income of $16.4 million or $0.45 per share (basic) compared to $19.4 million or $0.54 per share (basic) during the third quarter of 2006. The decline in net income was primarily a result of lower activity levels in Canada due to concerns over natural gas prices, competitive pricing pressures in the Canadian well services market, higher interest, depreciation and income tax expenses offset partially by improved financial results of the Company's United States and Russian operations.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the three months ended September 30, 2007 increased to $28.4 million or $0.78 per share (basic) from $27.6 million or $0.76 per share (basic) recorded in the comparable quarter of 2006. For the three months ended September 30, 2007, cash flow from operations was used primarily to finance the Company's operations and capital expenditures.

SUMMARY OF QUARTERLY RESULTS >

Three Months Ended	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	Mar.31, 2007	Jun.30, 2007	**Sep.30, 2007**
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Financial								
Revenue	111,634	126,010	66,973	115,112	118,322	128,507	87,778	**129,585**
Gross margin (1)	43,336	49,927	14,446	36,500	34,488	38,222	22,095	**42,851**
Net income (loss)	27,372	34,556	1,569	19,418	16,907	18,777	(303)	**16,441**
Per share – basic	0.75	0.95	0.04	0.54	0.47	0.52	(0.01)	**0.45**
– diluted	0.75	0.94	0.04	0.53	0.46	0.52	(0.01)	**0.45**
Cash flow from operations (2)	33,794	41,656	7,208	27,560	25,507	28,827	10,835	**28,398**
Per share – basic	0.93	1.15	0.20	0.76	0.70	0.79	0.30	**0.78**
– diluted	0.92	1.13	0.20	0.76	0.70	0.79	0.30	**0.78**
EBITDA (3)	34,131	42,736	8,761	29,614	28,421	30,324	14,569	**34,107**
Per share – basic	0.94	1.18	0.24	0.82	0.78	0.84	0.40	**0.94**
– diluted	0.93	1.16	0.24	0.81	0.78	0.83	0.40	**0.93**
Capital expenditures	20,612	50,631	36,501	23,931	44,415	48,521	19,972	**11,345**
Working capital	39,396	37,071	28,741	31,158	31,225	105,549	86,971	**99,696**
Shareholders' equity	234,021	271,084	267,559	287,616	303,510	326,184	321,218	**336,858**
	(#)	(#)	(#)	(#)	(#)	(#)	(#)	(#)
Operating								
Fracturing spreads								
Conventional	17	18	19	19	21	23	23	**24**
Coalbed methane	4	4	4	4	4	4	4	**4**
Total	21	22	23	23	25	27	27	**28**
Coiled tubing units	11	12	14	14	14	14	15	**17**
Cementing units	9	9	11	11	13	15	15	**16**

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. Cash flow is defined as "funds provided by operations," as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

NINE MONTHS 2007 PERFORMANCE SUMMARY >

Calfrac achieved the following financial results during the nine months ended September 30, 2007:

- **> increased revenue by 12% to $345.9 million compared to $308.1 million in the first nine months of 2006;**
- **> earned net income of $34.9 million or $0.96 per share (basic) compared to $55.5 million or $1.53 per share (basic) recorded in the same period a year ago; and**
- **> realized cash flow from operations before changes in non-cash working capital of $68.1 million or $1.87 per share (basic) compared to $76.4 million or $2.11 per share (basic) in the same nine-month period of 2006.**

REVENUE >

Canadian Operations

For the first nine months of 2007, revenue from Canadian operations decreased 22% to $186.0 million compared to $238.2 million during the same period of 2006. Canadian fracturing revenue totaled $161.9 million compared to $209.4 million recorded in the first nine months of 2006. Revenue was negatively impacted by lower activity levels as a result of concerns related to the price of natural gas as well as increased price competition and an extended spring breakup in Western Canada. During the first nine months of 2007, Calfrac completed 3,194 Canadian fracturing jobs for average revenue of $50,678 per job compared to 3,994 jobs for $52,422 per job in the corresponding period of 2006. The year-over-year decrease in the Company's Canadian fracturing revenue per job was primarily a result of competitive pricing pressures in Western Canada and a significant increase in the number of shallow gas jobs completed thus far in 2007 offset slightly by the completion of fewer but larger fracturing jobs in the technically challenging basins of northern Alberta and northeastern British Columbia.

For the nine months ended September 30, 2007, revenue from coiled tubing operations was $11.6 million compared to $13.0 million for the same period of 2006. The total number of jobs completed in the first nine months of 2007 was 2,936 for average revenue of $3,951 per job compared to 3,953 jobs for $3,300 per job in 2006. The slightly higher average revenue per job in the first nine months of 2007 was primarily due to less coiled tubing activity in the shallower basins of southern Alberta.

The Company's revenue from cementing operations totaled $12.5 million for the first nine months of 2007 compared to $15.8 million recorded in the same period of 2006. The 21% decrease in revenue can be primarily attributed to lower overall activity levels in the WCSB. The total number of jobs completed in the first nine months of 2007 was 1,113 for average revenue of $11,257 per job compared to 1,494 jobs for $10,549 per job a year ago. The higher revenue per job in the 2007 nine-month period was primarily as a result of a larger proportion of deeper cement jobs being completed in Western Canada.

United States Operations

Revenue from Calfrac's United States operations in the first nine months of 2007 almost doubled to $113.7 million compared to $57.2 million recorded in the same period of 2006. This increase was primarily due to the start-up of the Company's new Arkansas district and strong activity in its Colorado operating districts compared to the same period of the prior year. For the nine months ended September 30, 2007, the Company completed 1,267 fracturing jobs in the United States for average revenue of $89,530 per job compared to 899 jobs for $63,446 per job in the same period a year ago. The increase in the reported revenue per job for the first nine months of 2007 was primarily related to the commencement of operations in Arkansas during March 2007 offset slightly by a depreciating U.S. dollar.

Russian Operations

During the nine months ended September 30, 2007, Calfrac's year-over-year revenue from Russian operations increased $33.5 million to $46.2 million due to a larger equipment fleet and broader scale of operations. The Company considers its Russian operations to have reached a critical mass with the deployment of a third multi-pumper fracturing spread and fifth coiled tubing unit in July 2007. Calfrac expects that the financial results of its Russian operations will continue to positively impact the Company's consolidated financial performance in future periods.

GROSS MARGIN >

Consolidated gross margin for the first nine months of 2007 increased 2% to $103.2 million from $100.9 million in the corresponding period of 2006. The higher consolidated gross margin in the first nine months of 2007 was primarily due to improved financial results from the Company's United States and Russian operations offset by the impact of lower levels of field activity in the WCSB, competitive pricing pressures in Canada, higher operating expenses and a stronger Canadian dollar. As a percentage of revenue, consolidated gross margin was 30% for the nine months ended September 30, 2007 compared to 33% in the corresponding period of 2006. The lower consolidated gross margin percentage was primarily a result of the impact of competitive pricing pressures experienced in Western Canada, a higher proportion of total revenue being earned from comparatively lower margin regions of Western Siberia and the appreciation of the Canadian dollar.

EXPENSES >

Operating Expenses

For the nine months ended September 30, 2007, operating expenses totaled $242.7 million versus $207.2 million in the comparable period of 2006. The 17% year-over-year increase was due primarily to a broader scale of operations in North America and Russia as well as higher district expenses related to Calfrac's newest operating regions in Beebe, Arkansas as well as Khanty-Mansiysk and Purpe, Western Siberia.

Selling, General and Administrative ("SG&A") Expenses

During the first nine months of 2007, SG&A expenses totaled $22.9 million compared to $20.4 million in the same period of 2006. These higher expenses are primarily a result of Calfrac's growth in operating scale and revenue base. SG&A expenses as a percentage of revenue were 7% for the nine months ended September 30, 2007, consistent with the same period a year ago.

Interest and Depreciation Expenses

The Company recorded net interest expense of $7.2 million for the nine months ended September 30, 2007 compared to $1.6 million in the same period of 2006. The higher interest expense was primarily a result of the closing in February 2007 of a private placement of US$135.0 million of senior unsecured notes and increased debt levels incurred to finance the Company's capital programs offset slightly by interest earned on the Company's cash balances. Depreciation expense during the first nine months of 2007 increased 47% to $26.6 million from $18.1 million recorded in the corresponding period of 2006 primarily due to a larger equipment fleet operating across Calfrac's North American and international operations. Subsequent to September 30, 2006, the Company has deployed five new fracturing spreads, three additional coiled tubing units and five cementing units as well as other support equipment into its four operating regions.

INCOME TAX >

Income tax expense for the first nine months of 2007 totaled $10.3 million compared to $5.9 million recorded in the same period of the prior year. Current tax expense for the nine months ended September 30, 2007 was $6.1 million, an increase of $1.5 million from the comparable nine-month period in 2006. Future tax expense for the 2007 nine-month period was $4.2 million versus $1.2 million a year ago. The increase in income tax expense was primarily related to higher profitability in the United States and Russia.

NET INCOME >

For the nine months ended September 30, 2007, net income was $34.9 million or $0.96 per share (basic) compared to $55.5 million or $1.53 per share (basic) in 2006. The decline in net income was primarily a result of lower activity levels and competitive pricing pressures in Canada, especially in the CBM markets of central Alberta, a $1.3 million foreign exchange loss related to the translation of the Company's net investment in Russia as well as higher depreciation, interest and income tax expenses.

CASH FLOW >

Cash flow from operations before changes in non-cash working capital for the nine months ended September 30, 2007 decreased to $68.1 million or $1.87 per share (basic) from $76.4 million or $2.11 per share (basic) recorded in the same period of 2006.

LIQUIDITY AND CAPITAL RESOURCES >

Operating Activities

As at September 30, 2007, Calfrac had positive working capital of $99.7 million, long-term debt totaled $129.7 million and undrawn credit facilities were $90.0 million. The increase in the Company's working capital position from December 31, 2006 was primarily due to a higher cash balance as a result of the issuance of senior unsecured notes in February 2007. As at the date of this report, the Company had 36,564,112 common shares issued and outstanding.

Financing Activities

On February 13, 2007, the Company completed a private placement of senior unsecured notes for an aggregate principal amount of US$135.0 million. These notes bear interest at 7.75% and are due on February 15, 2015. The Company also has an operating line of credit of $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1% or bankers' acceptances plus 1%. In addition, Calfrac has a $65.0 million revolving term loan credit facility that bears interest at either the bank's prime rate plus 0.25%, U.S. base rate plus 0.25%, LIBOR plus 1.25% or bankers' acceptance plus 1.25% and is secured by a general security agreement over all of the North American assets of the Company. Calfrac used a portion of the note proceeds on the closing date to repay its existing credit facilities.

Investing Activities

Capital expenditures for the three and nine months ended September 30, 2007 totaled $11.3 million and $79.8 million, respectively, and were primarily focused on increasing the Company's fracturing pumping capabilities of its four geographic markets: Canada, the United States, Mexico and Russia. A portion of these expenditures related to the completion of the 2006 capital program, including the completion of two additional fracturing spreads (one spread to each of the Canadian and Russian well services markets) during 2007, a deep coiled tubing unit deployed to Western Siberia and three cementing units that were deployed to the deep basin markets of Western Canada and Arkansas.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2007 and beyond.

INTERNAL CONTROL OVER FINANCIAL REPORTING >

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ACCOUNTING POLICIES AND ESTIMATES >

Changes in Accounting Policies

COMPREHENSIVE INCOME

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments - Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135.0 million private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

FOREIGN CURRENCY TRANSLATION

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. Consequently, Calfrac prospectively began translating the financial accounts of its United States subsidiaries using the current rate translation method. Under this method, assets and liabilities are translated into Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at monthly average exchange rates. Gains or losses in translation are deferred and included in accumulated other comprehensive income in the shareholders' equity section of the consolidated balance sheet in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the temporal method of translation was used to translate the U.S. subsidiaries and will continue to be used to translate the financial accounts of the Company's Russian subsidiaries into Canadian currency.

Critical Accounting Policies and Estimates

This MD&A is based on the Company's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgements and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements and note 3 to the interim consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

DEPRECIATION

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

STOCK-BASED COMPENSATION

As described in note 8 to the annual consolidated financial statements, the fair value of stock options are estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

RISK FACTORS >

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, the impact of the Kyoto Protocol accord, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac. A more comprehensive listing of business risks pertaining to the Company's operations is contained within the most recently filed Annual Information Form, which is available at www.sedar.com.

OUTLOOK >

As a consequence of lower natural gas prices, a stronger Canadian dollar and a revised royalty regime in the Province of Alberta, drilling activity in Western Canada is not expected to return to significantly higher levels in the near-term. The Petroleum Services Association of Canada forecasts that the number of wells drilled in 2008 will decline 17% from 2007 to approximately 14,500 wells. The Company will continue to rely on its strong customer base and contractual arrangements to support its Canadian pressure pumping operations. The diversification strategy undertaken over the last several years within Canada, both geographically and by service line, has and should continue to mitigate the risk of lower levels of activity in any one market of the WCSB. Calfrac will continue to focus on prudently managing operating costs and, where necessary, will further streamline its operations to improve its future financial performance.

The Company anticipates that demand will continue to be strong for its U.S. operations over the remainder of the year. Activity has been particularly strong in its newest district in Beebe, Arkansas and Calfrac has recently deployed a second fracturing crew into this area. Cementing operations were also added to this market during the third quarter to further diversify Calfrac's operations in the region. The Company's operations in Colorado have been impacted by gas production deliverability issues in this region, which are expected to be resolved in the near future, and as a result, area activity is anticipated to improve accordingly. The Company believes that its U.S. operations will be a significant component of its overall financial results for 2007 and beyond.

Calfrac believes that its Russian operations have achieved a critical mass with a current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units. The Company is actively involved in the tender process for 2008 contracts with the contracts likely to be awarded by the end of this year. Calfrac expects that the financial results from this geographic segment will continue to provide a meaningful contribution to the financial results of the Company going forward.

Calfrac recently announced its intention to enter the Mexican well services market during the fourth quarter of 2007. A long-term contract was awarded by Pemex for the provision of fracturing operations in the Burgos field of northern Mexico. This is a strategic move for the Company as this new geographic segment will further diversify its operations from the pressure pumping markets of Canada, the United States and Russia as well as offer significant opportunities for future expansion.

ADVISORIES >

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's future plans and operations, certain statements made in this MD&A may contain words such as "anticipate," "can," "may," "expect," "believe," "intend," "forecast," or similar words suggesting future outcomes or statements regarding an outlook, which constitute forward-looking statements or information ("forward-looking statements"). These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events and trends in the oil and gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this MD&A, that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and Calfrac assumes no obligation to update publicly, except as required by applicable securities laws, any such forward-looking information whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted), and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

THIRD QUARTER CONFERENCE CALL >

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 third quarter results at 9:00 a.m. (Calgary time) on Tuesday, November 6, 2007. The conference call dial-in number is 1-866-249-2165 or 416-644-3416. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21249992#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

ADDITIONAL INFORMATION >

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the United States, Mexico and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. Additional information relating to Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's filings found at www.sedar.com.

D. R. Ramsay

DOUGLAS R. RAMSAY
President &
Chief Executive Officer

November 5, 2007
Calgary, Alberta

TOM J. MEDVEDIC
Senior Vice-President, Finance &
Chief Financial Officer

Consolidated Balance Sheets

As at	September 30, 2007	December 31, 2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	**33,288**	5,580
Accounts receivable	**95,258**	84,481
Inventory	**24,563**	13,387
Prepaid expenses and deposits	**7,264**	7,463
	160,373	110,911
Capital assets	**362,987**	327,832
Long-term investment	**996**	396
Goodwill	**6,003**	6,003
Future income taxes	**3,830**	9,048
	534,189	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**57,814**	77,344
Income taxes payable	**2,863**	2,342
	60,677	79,686
Long-term debt (note 4)	**129,716**	60,000
Other long-term liabilities	**1,933**	4,743
Deferred credit	**5,005**	6,251
	197,331	150,680
Shareholders' equity		
Capital stock (note 5)	**143,062**	139,841
Shares held in trust (note 6)	**(2,030)**	(3,869)
Contributed surplus (note 7)	**5,641**	4,393
Retained earnings	**196,241**	163,145
Accumulated other comprehensive income (loss) (note 3)	**(6,056)**	–
	336,858	303,510
	534,189	454,190

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

(000s, except per share data) (unaudited)	Three Months Ended September 30, 2007 ($)	2006 ($)	Nine Months Ended September 30, 2007 ($)	2006 ($)
Revenue	**129,585**	115,112	**345,870**	308,096
Expenses				
Operating	**86,734**	78,612	**242,702**	207,223
Selling, general and administrative	**8,827**	7,395	**22,945**	20,421
Depreciation	**9,938**	6,897	**26,581**	18,078
Interest, net	**2,726**	831	**7,155**	1,639
Equity share of income from long-term investments	**–**	(2)	**(600)**	(72)
Foreign exchange losses (gains)	**(83)**	(602)	**1,286**	(679)
Loss on disposal of capital assets	**–**	95	**538**	92
	108,142	93,226	**300,607**	246,702
Income before income taxes	**21,443**	21,886	**45,263**	61,394
Income tax expense				
Current	**3,742**	1,876	**6,106**	4,634
Future	**1,260**	592	**4,242**	1,217
	5,002	2,468	**10,348**	5,851
Net income for the period	**16,441**	19,418	**34,915**	55,543
Retained earnings, beginning of period	**179,800**	128,634	**163,145**	94,322
Dividends	**–**	–	**(1,819)**	(1,813)
Retained earnings, end of period	**196,241**	148,052	**196,241**	148,052
Earnings per share				
Basic	**0.45**	0.54	**0.96**	1.53
Diluted	**0.45**	0.53	**0.96**	1.52

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(000s) (unaudited)	Three Months Ended September 30, 2007 ($)	2006 ($)	Nine Months Ended September 30, 2007 ($)	2006 ($)
Net income for the period	**16,441**	19,418	**34,915**	55,543
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	**(2,696)**	–	**(6,056)**	–
Comprehensive income	**13,745**	19,418	**28,859**	55,543
Accumulated other comprehensive income (loss), beginning of period	**(3,360)**	–	**–**	–
Other comprehensive income (loss) for the period	**(2,696)**	–	**(6,056)**	–
Accumulated other comprehensive income (loss), end of period	**(6,056)**	–	**(6,056)**	–

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended September 30, 2007	2006	Nine Months Ended September 30, 2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	**16,441**	19,418	**34,915**	55,543
Items not involving cash				
Depreciation	**9,938**	6,897	**26,581**	18,078
Amortization of debt issue costs	**165**	–	**430**	–
Stock-based compensation	**594**	560	**1,954**	1,567
Equity share of income from long-term investments	**–**	(2)	**(600)**	(72)
Loss on disposal of capital assets	**–**	95	**538**	92
Future income taxes	**1,260**	592	**4,242**	1,217
Funds provided by operations	**28,398**	27,560	**68,060**	76,425
Net change in non-cash operating assets and liabilities	**(23,786)**	(3,039)	**(24,548)**	8,843
	4,612	24,521	**43,512**	85,268
Financing activities				
Issue of long-term debt	**–**	–	**199,790**	45,000
Long-term debt repayments	**–**	(2,824)	**(107,546)**	(5,290)
Net proceeds on issue of common shares	**1,301**	79	**2,515**	782
Dividends	**–**	–	**(1,819)**	(1,813)
Purchase of common shares	**–**	–	**(2,037)**	(3,869)
	1,301	(2,745)	**90,903**	34,810
Investing activities				
Purchase of capital assets	**(11,345)**	(23,931)	**(79,838)**	(111,063)
Proceeds on disposal of capital assets	**–**	–	**416**	4,159
Net change in non-cash working capital from purchase of capital assets	**(393)**	(5,115)	**(15,149)**	2,766
	(11,738)	(29,046)	**(94,571)**	(104,138)
Effect of exchange rate changes on cash and cash equivalents	**(5,227)**	–	**(12,136)**	–
Increase (decrease) in cash position	**(11,052)**	(7,270)	**27,708**	15,940
Cash and cash equivalents (bank indebtedness), beginning of period	**44,340**	12,397	**5,580**	(10,813)
Cash and cash equivalents, end of period	**33,288**	5,127	**33,288**	5,127

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Nine Months Ended September 30, 2007

(000s, except share data) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Comprehensive Income

The Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, on January 1, 2007. The new standard introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of accumulated other comprehensive income, which provides the continuity of the AOCI balance.

(b) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading," "available-for-sale," "held-to-maturity," "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt, which matures on February 15, 2015.

(c) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company has prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with CICA Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which continues to be followed in respect of the Company's Russian operations.

4. LONG-TERM DEBT

On February 13, 2007, the Company completed a private placement of senior unsecured notes for an aggregate amount of US$135,000. The notes are due in full on February 15, 2015 and bear interest at 7.75% payable semi-annually. A portion of the proceeds of the offering was used to repay the Company's existing operating and revolving term credit facilities. In conjunction with this offering, the Company's existing revolving term credit facility was reduced from $125,000 to $65,000.

5. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(#)	($000s)
Balance, January 1, 2007	36,388,408	139,841
Issued upon exercise of stock options	**159,934**	**3,221**
Balance, September 30, 2007	**36,548,342**	**143,062**

6. SHARES HELD IN TRUST

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At September 30, 2007, the Trust held 83,029 shares, which were purchased on the open market at a cost of $2,030 (September 30, 2006 – 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus (year-to-date)	Amount
(000s)	($)
Balance, January 1, 2007	4,393
Stock options expensed	**1,954**
Stock options exercised	**(706)**
Balance, September 30, 2007	**5,641**

8. STOCK OPTIONS

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(#)	($)
Balance, January 1, 2007	1,505,796	22.15
Granted during the period	**30,000**	**20.20**
Exercised for common shares	**(159,934)**	**15.73**
Forfeited	**(78,868)**	**26.28**
Balance, September 30, 2007	**1,296,994**	**22.69**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

9. RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2007, the Company purchased $27,454 (2006 – $17,153) of products and services from a company in which it holds a 30% equity interest. At September 30, 2007, accounts payable included $5,810 of indebtedness to this related party (September 30, 2006 – $4,951).

10. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12.4 million was due to the employees. The Company appealed this decision to the Athens Court of Appeals, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. In addition, this court ruled that the plaintiffs' case as it related to damages was vague and unassessable. The said group of employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and has sent the matter back to the Athens Court of Appeal for the consideration of damages. The plaintiffs will be required to provide evidence to substantiate their claim for damages and the defendants will be given an opportunity to refute such evidence and lead additional evidence in support of their case. The Company expects that a date for the Athens Court of Appeal to rehear this case will be set sometime in 2008. Legal counsel to the defendants intends to vigorously defend the plaintiff's claims before the Athens Court of Appeal, as well as at any other level of court or in any such other jurisdiction where such a defence is warranted.

Several other smaller groups of employees have filed similar lawsuits in various Courts in Greece. One of these lawsuits will be heard by the Supreme Court of Greece on November 6, 2007, and the remaining actions had been postponed indefinitely pending the outcome of the May 29, 2007 appeal to the Supreme Court of Greece. Another employment related lawsuit was heard on January 18, 2007 by the Athens Court of First Instance and the decision is still pending.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time.

Legal Claim – ChemErgy

On July 19, 2007, Calfrac was served with a statement of claim by its chemical supplier, ChemErgy, and three of its shareholders. The statement of claim alleges that Calfrac has taken unfair and oppressive actions with respect to the interests of the plaintiffs and seeks to restrain Calfrac from taking certain actions.

On October 6, 2007, Calfrac's legal counsel and counsel to the plaintiffs, on behalf of their respective clients, agreed upon the material terms of settlement of the lawsuit, including the acquisition by Calfrac of the remaining 70% of ChemErgy that it does not presently own. Counsel to Calfrac and the plaintiffs are in the process of drafting the formal settlement agreement in respect of the settlement.

11. SEGMENTED INFORMATION

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended September 30, 2007					
Revenue	**70,058**	**16,764**	**42,763**	**–**	**129,585**
Operating income (1)	**14,263**	**4,189**	**15,572**	**–**	**34,024**
Segmented assets (2)	**405,026**	**109,449**	**173,511**	**(153,797)**	**534,189**
Capital expenditures	**2,536**	**3,336**	**5,473**	**–**	**11,345**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended September 30, 2006					
Revenue	86,457	7,294	21,361	–	115,112
Operating income (loss) (1)	22,021	(148)	7,232	–	29,105
Segmented assets (2)	403,972	53,902	26,061	(70,653)	413,282
Capital expenditures	21,539	2,288	104	–	23,931
Goodwill	6,003	–	–	–	6,003
Nine Months Ended September 30, 2007					
Revenue	**185,996**	**46,189**	**113,685**	**–**	**345,870**
Operating income (1)	**33,158**	**9,869**	**37,196**	**–**	**80,223**
Segmented assets (2)	**405,026**	**109,449**	**173,511**	**(153,797)**	**534,189**
Capital expenditures	**23,327**	**28,765**	**27,746**	**–**	**79,838**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Nine Months Ended September 30, 2006					
Revenue	238,181	12,677	57,238	–	308,096
Operating income (loss) (1)	64,288	(3,061)	19,225	–	80,452
Segmented assets (2)	403,972	53,902	26,061	(70,653)	413,282
Capital expenditures	81,089	27,993	1,981	–	111,063
Goodwill	6,003	–	–	–	6,003

1. Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administrative expenses.
2. Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $54.4 million at September 30, 2006. During the first quarter of 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
(000s)	($)	($)	($)	($)
Fracturing	**113,469**	98,343	**305,427**	270,564
Coiled tubing	**11,528**	10,219	**27,664**	21,771
Cementing	**4,588**	6,550	**12,779**	15,761
	129,585	115,112	**345,870**	308,096

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 7, 2007

(signed) *"Douglas R. Ramsay"*
Douglas R. Ramsay
President and Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

November 7, 2007

(signed) *"Tom J. Medvedic"*

Tom J. Medvedic
Vice President, Finance and Chief Financial Officer

END